SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

October 29, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG

Nine Months Financial Report 2009

Group interim financial statements for the nine months ended September 30, 2009

Key Financials

Key Financials	2009	2008	+/-	2009	2008	+/-
(million EUR)	9M	9M	%	Q3	Q3%
Revenues	184.9	192.1	-4%	82.0	63.9	28%
Gross profit	79.2	77.3	2%	34.7	26.9	29%
Gross margin	43%	40%	3 pp	42%	42%	0 pp
Operating result (EBIT)	29.0	25.0	16%	16.7	7.5	123%
EBIT-margin	16%	13%	3 pp	20%	12%	8 pp
Net result	20.4	18.9	8%	11.6	5.5	111%
Net result margin	11%	10%	1 pp	14%	9%	5 pp
Net result per share - basic (EUR)	0.23	0.21	10%	0.13	0.06	117%
Net result per share - diluted (EUR)	0.22	0.21	5%	0.12	0.06	100%
Free cash flow*	45.7	5.5	731%	27.3	-11.0	348%
Equipment Order Intake	206.7	210.2	-2%	117.6	52.2	125%
Equipment Order Backlog (end of period)	152.4	158.1	-4%	152.4	158.1	-4%

* Operating CF + Investing CF + Changes in Cash Deposits

Key Share Data

Key Share Data	9M/2009		9M/2008
Shares (XETRA) in EUR, ADS (NASDAQ) in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	18.62	27.31	4.12	6.00
Period High Price	18.93	27.43	10.39	15.92
Period Low Price	3.15	3.88	3.89	5.75
Number of shares issued (end of period)	91,357,552*		90,894,616
Market capitalization (end of period), million EUR, million USD	1,701.1	2,495.0	374.5	545.4

*consisting of 90.894.616 shares already registered with the commercial register and additional 462.936 issued under stock option programs but not yet registered with the commercial register

Revenue Split

Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

The interim financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale chemical vapor deposition systems and small scale systems for Research and Development use and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 x two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (“MOCVD”) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (“PVPD”) or Organic Vapor Phase Deposition (“OVPD®”) for Organic Light Emitting Diodes (“OLED”) applications or Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires). AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Factors of the Reporting Period

TV backlighting continues to drive order intake: new all time high

•      Equipment order intake in Q3/2009 reached EUR 117.6m, and consequently was 103% higher than in Q2 and 125% higher year-on-year. As the demand for LED applications, and TV backlighting in particular, bring the AIXTRON order volume to a new all time high, market sentiment and faster than predicted adoption suggest that this trend will continue into 2010.

•      Benefitting from the increasing business volume, Q3/2009 gross margin, EBIT margin, and net profit margin (42%, 20%, and 14% respectively) rose sequentially and on a year-on-year comparison basis.

Strategies Unlimited increases market estimates again

•      Within its latest August 2009 report, Strategies Unlimited (an independent semiconductor market research institute) again increased its High Brightness (“HB”) LED growth estimates for the period until the year 2013, especially for applications such as LED backlighting and general illumination. At the beginning of the year, in February, the institute had published lower figures for this same period, influenced by the market mood at that time arising from the financial and economic crisis.

•      However, aided by the increased applications and substantial competitive capacity increase, the cost of LEDs is predicted to continue to drop while their performance continues to improve.

•      Under these conditions, the market for HB LEDs in illumination is, according to Strategies Unlimited, now forecast to reach nearly USD 2.85bn by 2013, corresponding to a CAGR (2008 through 2013) of 40%. This market development is earlier than previously predicted.

•      Other applications with the potential for a larger than recently published market growth over the next five years, include backlighting of notebook computer displays, LCD TVs, and monitors. By 2013, the market for HB LEDs in signs and displays is estimated by Strategies Unlimited to reach USD 7.2bn, which corresponds to a CAGR of 55%.

US-Dollar drifting lower against the Euro

•      After the period of strength for the US-Dollar against the Euro seen at the beginning of the year, the US-currency drifted lower against the Euro starting in March, eventually breaching the USD 1.40 level by end of May.

•      The weakening US-Dollar-trend continued in Q3/2009. A period of strengthening stock market data and positive economic news was coincidental with the falling value of the dollar taking it to a year-low against the Euro at USD 1.48 by September 22nd. At quarter-end, the Euro bought 1.46 USD.

•      Nevertheless, the average US-Dollar/Euro exchange rate of Q3/2009 was USD 1.42, 6% stronger than the USD 1.50 average of Q3/2008. This has in turn positively influenced AIXTRON’s Q3/2009 comparable revenues, gross margin and EBIT, as more than 70% of AIXTRON revenues are generally transacted in US-Dollars, with only roughly 20% of the Company’s cost being in US-Dollars.

•      The UK-Pound also began to suffer against other currencies during the period, notably the US-Dollar and the Euro, driven by the market expectation of an extended period of low interest rates in the UK.

•      AIXTRON routinely employs a variety of hedging instruments to mitigate the effects of currency movements.

Market capitalization exceeds EUR 1 billion mark

•      In mid July 2009, the AIXTRON market capitalization rose above the EUR 1 billion mark. With 91,357,552 ordinary non-par value AIXTRON-shares outstanding at that time (consisting of 90.894.616 shares already registered with the commercial register and additional 462.936 issued under stock option programs but not yet registered with the commercial register), at a share price of EUR 10.95, the AIXTRON market capitalization became just over EUR 1 billion for the first time since June 2002.

•      On August 25, the AIXTRON-share was added to the components of the Dow Jones STOXX® 600 Index with a 0.0304% weighting. The 600 index stocks are ranked by free float market capitalization and represent large, mid and small capitalization companies across 18 countries of the European region.

•      By mid September 2009, the AIXTRON market capitalization rose further to exceed EUR 1.5 billion. At quarter-end, on September 30, 2009, the market capitalization had reached EUR 1.7bn with a closing share price of EUR 18.62.

•      This considerable increase in market capitalization was coincidental with an increasing number of large institutional AIXTRON investors. A minimum market capitalisation value is often set as a minimum threshold for large institutional investors to consider an investment. This AIXTRON shareholder mix change is seen by Management a positive development in the company’s shareholder base.

Fidelity becomes largest single shareholder group

•      On September 3, 2009, Fidelity Management & Research Company, Boston, MA, USA, informed the Company according to Article 21, Section 1 of the WpHG, that via shares its voting rights on AIXTRON AG had exceeded the 10% limit on August 26, 2009. On that day, the Fidelity group, through subsidiary investments, held 10.14% (this corresponds to 9,264,482 voting rights) of the AIXTRON share capital.

•      The US-headquartered Fidelity group is one of the biggest investment companies in the world and provides a large family of mutual funds all over the globe.

Final Acceptance of first 300mm Cluster Tool by Philipps-University of Marburg

•      The final acceptance documentation for the newly developed AIXTRON CRIUS® CCS® MOVPE system with 300mm wafer configuration, delivered in Q1/2009 and then successfully installed and commissioned, has been signed off by Philipps-University of Marburg at the end of Q3/2009. Consequently, the total revenue of this previously unproven technology was recorded within Q3/2009 as silicon revenue.

•      The cluster tool includes two silicon- and III/V-based material modules and is therefore suitable for the growth of III/V semiconductor structures on commercially available silicon wafers, with the aim of monolithically integrating optoelectronics with silicon-based microelectronics.

•      The successful system acceptance provides further evidence for the emerging convergence of conventional silicon technology with compound semiconductor technology. In Management’s opinion, AIXTRON’s market leading core competence with compound material technology can also be effectively employed as a complex solution technology for silicon customers. Potential future applications are perceived to be in next-generation data communication devices and highly efficient silicon solar cells.

New Research Project: Semiconductor-Nanowires for Solar Cells and LEDs (NaSoL)

•      During Q3/2009, the NaSoL research project, supported by the state of Northrhine-Westfalia (in the scope of their technology and innovation program TIP) was formally approved and started.

•      Under the project leadership of AIXTRON, and in cooperation with the University of Duisburg-Essen and other industrial partners, the research project team will design and build a technology platform for LEDs and solar cells employing nanowire-structures.

•      The project’s goal is to develop new growth processes for nanowires, replacing traditional semiconductor layers, using metal organic gasphase epitaxy. The plan is to increase the efficiency both of solar cells and of white LEDs.

Award for AIXTRON founder Dr. Jürgensen during Semicon Europa

•      In Q3/2009, AIXTRON was informed that its founder and current Deputy Chairman of the AIXTRON Supervisory Board Dr. Holger Jürgensen had been selected as winner of the European SEMI Award 2009. The award was presented to him during Semicon Europa 2009, in Dresden, Germany on October 6.

•      In 1983, Dr. Jürgensen, together with two colleagues had originally founded AIXTRON, with the initial objective of developing and, ultimately, commercializing, MOCVD deposition technology. With his engineering vision and commercial drive he has played a major role in bringing MOCVD deposition equipment from the very early days of small R&D systems to today’s mass production scale equipment.

•      Dr. Jürgensen has not only played a pivotal role in the creation of the MOCVD industry, but he also laid the essential technical foundations for AIXTRON’s subsequent diversification into adjacent technologies, including OLED and Carbon Nanotube material deposition and provided a clear roadmap path to the impending convergence of Compound and Silicon technologies.

3. Results of Operations

3.1. Development of Revenues

During the first nine months of 2009, AIXTRON recorded revenues of EUR 184.9m, a EUR 7.2m or 4% reduction compared to EUR 192.1m in the same nine months period last year.

The positive average US-Dollar/Euro rate (9M/2009: USD1.36 versus 9M/2008 USD1.52; +12%), and the progressively strong revenue volumes within the first nine months of the year, contributed to the near attainment of last year’s strong revenue number.

The EUR -7.2m difference in revenues year-on-year was largely driven by lower service and spare parts revenues (EUR -3.5m), primarily due to the under-utilization of customers’ equipment in the beginning of the year. This market condition was strongly influenced by customer’s inventory reduction programs brought about by fears of recession at that time. Consequently, service and spare parts revenues only generated 9% of total 9M/2009 revenues (9M/2008: 11%).

Nine monthly sales of compound semiconductor deposition equipment (of EUR 158.2m) were 2% less in comparison to the same period last year. This strong comparative performance in 2009 was largely possible, despite the recession, because of the significant Q2 and Q3 quarterly revenue volumes, which predominantly stem from customers’ increased purchasing of systems for the production of LEDs.

The proportion of revenues from silicon semiconductor deposition equipment to total revenues remained the same at 5%. Included in the nine-monthly figure of 2009 (EUR 9.3m) is the total revenue (EUR 4.1m) of a newly developed 300m cluster tool for Philipps-University of Marburg.

	2009		2008
	9M		9M		+/-
Revenues by Technology	m EUR	%	m EUR	%	m EUR	%
Revenues	184.9	100%	192.1	100%	-7.2	-4%
of which from sale of silicon semiconductor equipment	9.3	5%	10.2	5%	-0.9	-9%
of which from sale of compound semiconductor equipment and other equipment	158.2	86%	160.9	84%	-2.7	-2%
of which other revenues (service, spare parts, etc.)	17.4	9%	21.0	11%	-3.6	-17%

80% of total revenues in 9M/2009 were delivered to customers in Asia. The comparatively high European revenue share (15% in 9M/2009 versus 6% in 9M/2008) was significantly influenced by the Plastic Logic system revenue recorded in Q1/2009. The remaining revenue, with an almost unchanged 5% share, was generated in the USA.

	2009		2008
	9M		9M		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	147.2	80%	169.7	88%	-22.5	-13%
Europe	28.4	15%	11.0	6%	17.4	158%
USA	9.3	5%	11.4	6%	-2.1	-18%
Total	184.9	100%	192.1	100%	-7.2	-4%

3.2. Development of Results

	2009		2008
	9M		9M		+/-
Cost Structure	m EUR	% Revenues	m EUR	% Revenues	m EUR	%
Cost of Sales	105.7	57%	114.8	60%	-9.1	-8%
Gross profit	79.2	43%	77.3	40%	1.9	2%
Operating Costs	50.2	27%	52.2	27%	-2.0	-4%
Selling expenses	16.3	9%	20.5	11%	-4.2	-20%
General and administration expenses	16.1	9%	14.2	7%	1.9	13%
Research and development costs	24.9	13%	20.7	11%	4.2	20%
Net other operating (income) and expenses	7.1	-4%	3.2	-2%	3.9	122%

Cost of sales improved from 60% of revenues in 9M/2008 to 57% of revenues in the current reporting period. In absolute terms, cost of sales reduced by 8% from EUR 114.8m in 9M/2008 to EUR 105.7m in 9M/2009.

At the same time, the gross margin improved by 3 percentage points from 40% of revenues to 43% of revenues, while the gross profit increased in absolute terms by 2% to EUR 79.2m in 9M/2009 (9M/2008: EUR 77.3m). This improvement resulted from a more favorable revenue mix with a higher percentage of final acceptances especially in the first quarter of 2009 and a favorable USD/EUR exchange rate.

Compared to the first nine months of 2008, operating costs in 9M/2009 decreased by 4% to EUR 50.2m in absolute terms. Operating costs relative to revenues remained stable at 27%, and were influenced by the following factors:

Selling expenses relative to revenues, improved to only 9% of revenues in the first nine months of 2009 (9M/2008: 11%). In absolute terms, the selling expenses were substantially lower (by 20%) at EUR 16.3m year-on-year (9M/2008: EUR 20.5m). This improvement in relative and absolute terms was mainly due to a different geographical mix of sales and therefore lower variable sales commissions, and controlled discretionary expenses.

General and administration expenses increased to EUR 16.1m or 9% of revenues in 9M/2009 (9M/2008: EUR 14.2m or 7% of revenues) principally due to provisions for profit-related variable administration expenses.

Compared to the same period last year, Research and development spending increased by EUR 4.2m or 20% in 9M/2009 to EUR 24.9m (9M/2008: EUR 20.7m), the largest single element being the expense for one publicly funded R&D project of EUR 1.6m in Q1/2009. Relative to revenues, R&D spending increased by 2 percentage points from 11% to 13%.

The continued focus on R&D across the Group is driven by Management’s determination to remain a major player in markets judged by many to hold significant growth opportunities for many years to come.

	2009	2008	+/-
Key R&D Information	9M	9M	%
R&D expenses (million EUR)	24.9	20.7	20%
R&D expenses, % of sales	13%	11%	2 pp
R&D employees (period average)	205	213	-4%
R&D employees, % of total headcount (period average)	33%	34%	-1 pp

Net other operating income and expenses more than doubled by EUR 3.9m, resulting in an operating income of EUR 7.1m in the first nine months of 2009 (9M/2008: EUR 3.2m of income).

Included in the other operating income of 9M/2009 are the gains made from the sale of the Aachen office building (EUR 1.3m) and a compensation payment for a single cancelled order (EUR 2.5m), both booked in Q1/2009. Also accounted for in the 9M/2009 other operating income are higher R&D grants of EUR 0.8m. A decrease of bad debt provisions by EUR 1.3m also positively influenced the net other operating income and expenses.

Negative foreign exchange effects, arising principally from USD/EUR currency transactions and translations and from hedging contract premiums, resulted in a net expense of EUR 1.4m in 9M/2009 versus a net income of EUR 1.3m in the previous year.

Operating income (EBIT) in 9M/2009 was EUR 29.0m with a 16% margin, 16% and 3 percentage points higher year-on-year (9M/2008: EUR 25.0m; 13% margin), principally due to a good revenue mix, a still favorable USD/EUR exchange rate, and higher other operating income items.

Result before taxes increased by 7%, from EUR 27.6m in 9M/2008 to EUR 29.6m in 9M/2009, despite lower interest income,.

AIXTRON recorded a tax expense of EUR 9.2m of the profit before tax in the first nine months of 2009, with an effective tax rate of 31%*, similar to 9M/2008 (EUR 8.7m or 32% of the profit before taxes).

The 9M/2009 net income was EUR 20.4m, 8% up year-on-year from EUR 18.9m in 9M/2008.

* (based on the expected tax rate for the full financial year 2009)

3.3. Development of Orders

	2009		2008
	9M		9M		+/-
Equipment Orders	m EUR	%	m EUR	%	m EUR	%
Equipment order intake	206.7	100%	210.2	100%	-3.5	-2%
of which silicon semiconductor equipment	0.6	0%	11.8	6%	-11.2	-95%
of which compound semiconductor equipment and other equipment	206.1	100%	198.4	94%	7.7	4%
Equipment order backlog (end of period)	152.4	100%	158.1	100%	-5.7	-4%
of which silicon semiconductor equipment	3.3	2%	7.1	4%	-3.8	-54%
of which compound semiconductor equipment and other equipment	149.1	98%	151.0	96%	-1.9	-1%

AIXTRON’s total nine months 2009 equipment order intake was 2% lower than last year’s high level of EUR 210.2m, coming in at EUR 206.7m.

Nevertheless, the 9M/2009 order volume reflects a progressively rising order trend, whereas in 2008, the nine month total was reached on a sequentially declining quarterly order intake trend. The Q3/2009 order intake figure (EUR 117.6m; an increase of 103% sequentially, and 125% year-on-year) represents the highest quarterly order volume in AIXTRON’s history.

EUR 206.1m or 99.7% of the total value of 9M/2009 equipment orders (EUR 198.4m or 94.4% of total order intake in 9M/2008) came from compound semiconductor equipment customers, who are predominantly focused on the production of high brightness LEDs and the corresponding end-market applications. Consequently, the absolute order intake for compound semiconductor equipment increased by 4% in a year-on-year nine-monthly comparison.

This positive development for compound semiconductor equipment marks the beginning of a new LED investment cycle, which started after the low point of demand in Q1/2009, and is primarily driven by the increased adoption of LED TV applications. The previous LED investment cycle with its equipment demand peak in Q4/2007 had been primarily driven by notebook backlighting.

The proportion of orders received in the first nine months of 2009 for silicon semiconductor equipment dropped to 0.3% of total equipment order intake, from 5.6% in 9M/2008. In absolute numbers, the order intake for silicon semiconductor equipment decreased to EUR 0.6m in 9M/2009 from EUR 11.8m in 9M/2008, due to the persistently negative memory market environment. Management believes that there is little evidence to suggest that this situation will improve during the last quarter of this year.

Separately; the development work being conducted on next-generation memory and logic equipment continues, with customer demonstrations and film development work being done within the Company’s research labs and at customers’ facilities. This work, combined with the involvement of Sunnyvale staff in next generation compound and other group nano-technology projects, means that the team in Sunnyvale continue to make a positive and valuable contribution to the Group’s objectives.

The equipment order backlog of EUR 152.4m at September 30, 2009 is 4% lower than at the same point in time in 2008 (EUR 158.1m). However, with the increasing 2009 order intake volumes, the September 30 order backlog has further increased (by 39%) versus the June 30 figure of EUR109.4m. The Management expects that about EUR 88m of the 9M/2009 period end backlog will be converted into revenues before the end of the year 2009.

The order backlog for compound semiconductor equipment was EUR 149.1m as of September 30, 2009 (98% of total backlog), representing a 1% decrease year-on-year.

The remaining backlog figure of EUR 3.3m (2% of total backlog) is made up of silicon semiconductor equipment orders.

As a matter of internal policy, AIXTRON records only equipment orders as actual order intake and order backlog, if the Company has received a firm purchase order, an agreed deposit and a customer-confirmed delivery date.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of September 30, 2009 and December 31, 2008.

The equity ratio decreased to 65% as of September 30, 2009, from 68% as of December 31, 2008, principally due to a higher balance sheet total because of the increasing business volume (higher cash and cash deposits on the asset side; more advanced payments, trade payables and tax liabilities on the liabilities side).

The AIXTRON Group’s capital expenditures of the first nine months of 2009 amounted to EUR 6.8m, the large majority of which was related to purchases of technical equipment (including testing and laboratory equipment). In 2008, the nine months capital expenditures were 36% higher (at EUR 9.2m) because of investments at that time into the new headquarters in Herzogenrath.

The value of property, plant and equipment decreased to EUR 32.8m as per September 30, 2009 (EUR 39.3m as of December 31, 2008), principally due to the sale of the Aachen office building.

The slight decrease in recorded goodwill from EUR 58.7m as per December 31, 2008 to EUR 57.1m as per September 30, 2009 resulted purely from currency translation. There were no additions or impairments in the first nine months of 2009.

The value of other intangible assets decreased from EUR 10.3m as per December 31, 2008 to EUR 7.8m as per September 30, 2009 principally due to depreciation.

Cash and cash equivalents including cash deposits increased by 58% to EUR 111.1m (EUR 75.1m+ EUR 36.0m) as of September 30, 2009 compared to EUR 70.5m (EUR 67.5m + EUR 3.0m) as of December 31, 2008. The 9M/2009 period end cash position includes, amongst other factors, the accounting for EUR 6.7m proceeds from the sale of the Aachen office building in Q1, EUR 2.6m for stock option exercises, the payment of an EUR 8.2m shareholders’ dividend in Q2, comparably higher working capital and lower capital expenditures, additional EUR 33.0m of bank deposits, and EUR 20.4m of 9M/2009 cumulated net profit.

Trade receivables increased from EUR 38.8m as of December 31, 2008 to EUR 44.4m as of September 30, 2009 in line with the increased business volume.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities of the relevant end user markets could have a positive effect on future business:

Short Term

•                  Continuing increase of penetration rates for the production of LED backlighting for LCD-TVs and Notebooks.

•                  Further increased adoption of LEDs in automotive (e.g. interior lighting, headlights and rear lights).

•                  Early street light orders.

Mid Term

•                  Increasing penetration of LED backlighting in monitors.

•                  Accelerating progress leading to a broader application of LEDs in general/interior lighting.

•                  Emerging e-reader applications being trialed by newspapers and e-retailers.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND and DRAM memory applications.

•                  Increased development activity for non-silicon complex solar cell applications.

Long Term

•                  Progress in research activities leading to technologies for OLED lighting and organic material large area deposition.

•                  Intensified activity in the development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes or Carbon Nanowires).

AIXTRON is exposed to a series of risks which are described in detail in chapter 7. “Risk Report” of the Annual Report 2008 and in the section “Risk Factors” in AIXTRON’s 2008 20-F-Report, which has been filed with the U.S. Securities and Exchange Commission on March 12, 2009. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at http://www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at http://www.sec.gov.

On April 7, 2009, the district court in Aachen judged in AIXTRON’s favor in the German action for a negative declaratory judgment against International Rectifier Corporation (“I.R.”), and the German counterclaim of I.R. was dismissed. This judgement is final.

In February 2009, the United States District Court in California dismissed I.R.’s federal claims against AIXTRON. I.R. subsequently dropped its federal claims and re-filed its California state law claims in the California Superior Court for Los Angeles County. I.R. has since dropped two of its California state law claims against AIXTRON, and is continuing to assert three of its claims. AIXTRON continues to reject all allegations involved and continues to defend itself against the allegations and claims raised in the action.

During the first nine months of 2009, AIXTRON Management was not aware of any further significant additions or changes in the risks as described in the 2008 Annual Report/20-F-Report referred to above.

6. Outlook

With a steadily and strongly increasing order activity after the trough in Q1/2009 (+85% from Q1 to Q2, +103% from Q2 to Q3), in line with our previous predictions, we remain positive with respect to the continuation of this increasing LED investment cycle, which is primarily driven by the adoption of LED TV applications.

We also remain confident in our business model and are therefore optimistic about the increasingly evident medium to long-term trends towards the growing penetration of LED technologies in a wide range of applications and the consequent positive effect on future order intake.

We enter the last quarter of the year with a full order book (backlog as per September 30: EUR 152.4m), which has been fuelled by an increasing momentum of LED technology demand, a rapid return to very high customer production utilization rates, and improved visibility of LED manufacturers’ demand requirements. The Management expects that about EUR 88m of the 9M period end backlog will be converted into revenues before the end of the year 2009.

This enables us to further increase our revenue guidance for fiscal year 2009 to EUR 280m. We also believe that, due to higher business volume, AIXTRON can deliver a higher 2009 EBIT margin of 18%.

The Management will continue to closely watch the USD/EUR exchange rate and the potential effects on the company’s revenues and profitability.

During the last three months of the year, the Company plans to continue to invest in laboratory equipment and to continue the roll out of the group-wide SAP Enterprise Software System.

The Company continually reviews the availability of funds to ensure that the company has sufficient liquidity to meet the changing needs of the business. In Management’s opinion, the Company currently has sufficient funds or instruments in place to ensure that the foreseeable needs of the business can be met.

As at September 30, 2009, AIXTRON had no binding agreements for participation financing, company acquisition or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement

in EUR thousands	9M/09	9M/08	+/-	Q3/09	Q3/08	+/-

Revenues	184,937	192,064	-7,127	82,016	63,896	18,120
Cost of sales	105,748	114,779	-9,031	47,302	36,952	10,350
Gross profit	79,189	77,285	1,904	34,714	26,944	7,770

Selling expenses	16,349	20,487	-4,138	6,822	5,909	913
General administration expenses	16,069	14,203	1,866	6,421	4,949	1,472
Research and development costs	24,862	20,675	4,187	7,957	6,613	1,344
Other operating income	9,436	6,398	3,038	3,576	456	3,120
Other operating expenses	2,319	3,274	-955	344	2,438	-2,094
Operating result	29,026	25,044	3,982	16,746	7,491	9,255

Finance Income	571	2,581	-2,010	140	1,040	-900
Finance Expense	4	41	-37	1	3	-2
Net Finance Income	567	2,540	-1,973	139	1,037	-898
Result before taxes	29,593	27,584	2,009	16,885	8,528	8,357

Taxes on income	9,194	8,693	501	5,255	2,983	2,272
Profit/loss attributable to the equityholders of AIXTRON AG (after taxes)	20,399	18,891	1,508	11,630	5,545	6,085

Basic earnings per share (EUR)	0.23	0.21	0.02	0.13	0.06	0.07
Diluted earnings per share (EUR)	0.22	0.21	0.01	0.12	0.06	0.06

2. Consolidated Balance Sheet

in EUR thousands	30/09/2009	31/12/2008	30/09/2008
Assets
Property, plant and equipment	32,806	39,324	38,016
Goodwill	57,051	58,719	59,292
Other intangible assets	7,815	10,255	10,893
Investment property	4,908	4,908	4,908
Other non-current assets	1,040	672	661
Deferred tax assets	8,187	3,161	6,004
Tax assets	47	420	497
Total non-current assets	111,854	117,459	120,271
Inventories	78,352	77,086	97,572
Trade receivables less allowance kEUR 594 (2008: kEUR 2,289; Q1 2008 kEUR 427)	44,373	38,814	35,174
Current tax assets	57	59	552
Other current assets	11,329	10,947	9,262
Other financial assets	36,000	3,000	19,007
Cash and cash equivalents	75,082	67,462	58,217
Total current assets	245,193	197,368	219,784
Total assets	357,047	314,827	340,055

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 90,259,637 (last year: 89,692,328)	90,260	89,692	89,692
Additional paid-in capital	109,643	106,445	105,997
Retained earnings	42,725	30,507	26,404
Income and expenses recognised in equity	-12,162	-13,755	-11,031
Total shareholders’ equity	230,466	212,889	211,062
Provisions for pensions	1,076	845	968
Other non-current liabilities	70	67	69
Other non-current accruals and provisions	879	1,210	1,301
Deferred tax liabilities	414	0	0
Total non-current liabilities	2,439	2,122	2,338
Trade payables	29,114	18,782	28,948
Advance payments from customers	60,255	52,566	63,970
Other current accruals and provisions	22,320	20,481	23,263
Other current liabilities	1,474	1,866	2,056
Current tax liabilities	10,979	6,085	8,348
Deferred revenues	0	36	70
Total current liabilities	124,142	99,816	126,655
Total liabilities	126,581	101,938	128,993
Total liabilities and shareholders’ equity	357,047	314,827	340,055

3. Consolidated Statement of Cash Flows

	2009	2008		2009	2008
in EUR thousands	9M/09	9M/08	+/-	Q3/09	Q3/08	+/-
Cash inflow from operating activities
Net income for the year (after taxes)	20,399	18,891	1,508	11,630	5,545	6,085
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	1,467	1,360	107	510	403	107
Depreciation and amortization expense	8,841	7,629	1,212	2,895	2,746	149
Net result from disposal of property, plant and equipment	-1,250	215	-1,465	0	200	-200
Deferred income taxes	-4,727	-1,244	-3,483	-5,038	-2,539	-2,499
Other non-cash expenses	-474	-428	-46	-943	-1,452	509

Change in
Inventories	-922	-38,836	37,914	-8,791	-14,673	5,882
Trade receivables	-5,659	-2,570	-3,089	-18,971	-272	-18,699
Other assets	2,040	-3,247	5,287	-682	-2,644	1,962
Trade payables	10,426	5,892	4,534	9,545	1,889	7,656
Provisions and other liabilities	6,263	12,169	-5,906	9,251	4,584	4,667
Deferred revenues	-37	-175	138	1	-34	35
Non-current liabilities	573	-130	703	602	-44	646
Advance payments from customers	7,571	15,202	-7,631	29,961	-1,270	31,231
Cash inflow from operating activities	44,511	14,728	29,783	29,970	-7,561	37,531

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-6,490	-8,248	1,758	-2,620	-3,200	580
Capital expenditures in intangible assets	-266	-944	678	-111	-213	102
Proceeds from disposal of fixed assets	7,981	0	7,981	71	0	71
Bank deposits with a maturity of more than 90 days	-33,000	-14,176	-18,824	-26,000	11,191	-37,191
Cash inflow/outflow from investing activities	-31,775	-23,368	-8,407	-28,660	7,778	-36,438

Cash inflow/outflow from financing activities
Dividend paid to shareholders	-8,181	-6,331	-1,850	0	58	-58
Exercise of stock options	2,595	2,627	-32	575	0	575
Cash inflow/outflow from financing activities	-5,586	-3,704	-1,882	575	58	517

Effect of changes in exchange rates on cash and cash equivalents	470	-1,382	1,852	-1,214	238	-1,452
Net change in cash and cash equivalents	7,620	-13,726	21,346	671	513	158
Cash and cash equivalents at the beginning of the period	67,462	71,943	-4,481	74,411	57,704	16,707
Cash and cash equivalents at the end of the period	75,082	58,217	16,865	75,082	58,217	16,865

Interest paid	4	90	-86	-69	12	-81
Interest received	560	2,570	-2,010	143	1,209	-1,066
Income taxes paid	9,292	4,822	4,470	7,289	2,008	5,281

4. Development of Consolidated Equity

			Income and expense
			recognised directly in
	Subscribed		equity			Retained
	capital	Additional			Derivative	Earnings/	Shareholders’
	unter	paid-in-	Currency		financial	Accumulated	equity
	IFRS	capital	translation		instruments	deficit	Total

Balance at January 1, 2009	89,692	106,447	-13,755		0	30,507	212,889
Net income for the period						20,399	20,399
Dividends to shareholders						-8,181	-8,181
Expense for stock options		1,442					1,442
Exercise stock options	567	1,773					2,340
Currency translation		-19	-703	*			-722	*
Derivative financial instruments net of tax					2,297		2,297
Balance at September 30, 2009	90,259	109,643	-14,458		2,297	42,725	230,466	*

			Income and expense
			recognised directly in
	Subscribed		equity		Retained
	capital	Additional		Derivative	Earnings/		Shareholders’
	unter	paid-in-	Currency	financial	Accumulated		equity
	IFRS	capital	translation	instruments	deficit		Total
Balance at January 1, 2008	89,139	102,562	-8,383	1,191	13,845		198,354
Net income for the period					18,891		18,891
Expense for stock options					-6,331		-6,331
Expense for stock options		1,360					1,360
Exercise stock options	553	2,074					2,627
Currency translation			-1,151				-1,151
Derivative financial instruments net of tax				-2,689			-2,689
Balance at September 30, 2008	89,692	105,996	-9,534	-1,498	26,406	*	211,062	*

* rounded

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON AG has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

It was not audited according to § 317 HGB or reviewed by a certified auditor.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2008.

The consolidated interim financial statements of AIXTRON AG include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu-City (Taiwan). There were no significant changes in the consolidated group of companies in comparison with December 31, 2008.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one Operating Segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(thousand EUR)		Asia	Europe	USA	Group
Revenues realized with third parties	9M/2009	147,173	28,447	9,317	184,937
	9M/2008	169,666	10,986	11,412	192,064
Segment assets (property, plant and equipment)	30-Sep-2009	192	29,251	3,363	32,806
	30-Sep-2009	125	32,614	5,277	38,016

3. Stock Option Plans

In the first nine months of 2009, stock options held by AIXTRON’s employees and Executive Board members and representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS) developed as follows:

Option Holdings

AIXTRON ordinary shares	30/09/09	Exercise	Expired/Forfeited	31/12/08
stock options	3,918,916	462,936	96,655	4,478,507
underlying shares	4,588,124	462,936	98,137	5,149,197

AIXTRON ADS	30/09/09	Exercise	Expired/Forfeited	31/12/08
stock options	20,655	104,373	17,471	142,499
underlying shares	20,655	104,373	17,471	142,499

4. Employees

The total number of employees (*including members of the Executive Board and apprentices) rose from 625 on September 30, 2008 to 649 persons on September 30, 2009.

	2009		2008		+/-
Employees by Region	Sep-30*	%	Sep-30*	%	abs.	%
Asia	108	17%	104	16%	4	3%
Europe	437	67%	412	67%	25	6%
USA	104	16%	109	17%	-5	-5%
Total	649	100%	625	100%	24	4%

	2009		2008		+/-
Employees by Function	Sep-30*	%	Sep-30*	%	abs.	%
Sales and Service	211	33%	217	34%	-6	-3%
Research and Development	202	31%	215	34%	-13	-6%
Manufacturing	146	22%	108	18%	38	35%
Administration	90	14%	85	14%	5	6%
Total	649	100%	625	100%	24	4%

5. Management

As compared to December 31, 2008, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2009.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after September 30, 2009, of which the Management is aware.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the nine months ended September 30, 2009 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Herzogenrath, October 2009

AIXTRON Aktiengesellschaft, Herzogenrath

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: October 29, 2009

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO